

April 27, 2011

Via Email
Peter Klamka
Chief Executive Officer
Solar Acquisition Corp.
215 Dino Drive
Ann Arbor, MI 48103

Re: Solar Acquisition Corp.
Form 8-K filed April 13, 2011
File No. 1-34438

Dear Mr. Klamka:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed April 13, 2011

1.   We note that you issued one million preferred shares to Nano that are convertible to common stock at 100:1. Please explain to us in more detail:

- the rights these preferred shares carry, including any voting rights or rights to participate in dividends;

- how you determined that this transaction did not constitute a change in control of your company;

- your analysis of whether the assets acquired from Nano constitute a business, including whether Nano was an operating company that generated revenue from the acquired assets prior to this transaction; and

- how you are accounting for this transaction, including your analysis of whether this is a reverse acquisition with Nano as the accounting acquirer.

2. We note that your Form 8-K is not signed. Please amend the Form 8-K to include an appropriate signature by the appropriate signor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars at (202) 551-3348 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief